SHUMAKER, LOOP & KENDRICK, LLP
                                ATTORNEYS AT LAW

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GREGORY C. YADLEY        101 East Kennedy Blvd., Suite 2800    OTHER OFFICE LOCATIONS
(813) 227-2238                  Tampa, Florida 33602                    CHARLOTTE, NC
gyadley@slk-law.com                (813) 229-7600                        COLUMBUS, OH
                                 Fax (813) 229-1660                        TOLEDO, OH

                                 Mailing Address
                             Post Office Box 172609
                            Tampa, Florida 33672-0609
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                                December 1, 2005


VIA EDGAR AND FED EX
--------------------

Jessica Livingston, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4561

      Re:    JB Oxford Holdings, Inc.
             Amendment No. Three to Schedule 14C Filed on November 8, 2005
                File Number 001-14911
             Amendment No. Three to Schedule 13E-3 Filed on November 8,2005
                File Number 005-41214

Dear Ms. Livingston:

      On behalf of JB Oxford Holdings, Inc. (the "Company"), set forth below are responses to the Staff of the Division of Corporation Finance's comment letter dated November 18, 2005, with respect to the Company's Amendments filed on November 8, 2005, to the Preliminary Schedule 14C (File Number 001-14911), and
Schedule 13E-3 (File Number 005-41214). For your convenience, the Staff's comments are set forth in bold and followed by the Company's response.

Special Factors, page 8

Substantive and Procedural Factors Considered by the Board of
Directors..., page 22

      1. We note your response to prior comment number 9 and your revised disclosure indicating that the Board of Directors did not consider liquidating the company following the reverse stock split. This does not explain why liquidation value was not considered in the abstract in order to assist the board in arriving at a determination as to whether the consideration being offered in the going private transaction is fair. Please revise to address why liquidation value was not considered.

Jessica Livingston, Senior Counsel
December 1, 2005
Page 2


Response:      Revised as requested on page 23.

      2. We note your indication that an adjustment to net book value was appropriate, however, you do not explain why you believe this adjustment is appropriate and, therefore, why a consideration of net book value is inappropriate. Considering the net book value is in excess of the consideration being offered to shareholders, please revise your discussion to address how the consideration you are offering to shareholders is fair in light of this.

Response:      Revised as requested on page 23.

      3. Please revise to provide all of the required summary financial information for the most recent quarterly report filed November 14, 2005 under the Exchange Act, in accordance with Item 1010(c) of Regulation M-A.

Response:      Revised as requested at pages 44 - 45 of the Information
               Statement and Item 13 of Schedule 13E-3.

            As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

            Please contact Timothy Geishecker at (202) 551-3422, me at (202) 551-3448 or Mara Ransom in the Office of Mergers and Acquisitions at
            (202) 551-3264 with any questions.

Response:      We will deliver to the staff clean and marked copies of the
               Information Statement and Schedule 13E-3, along with a copy of this response letter, by FedEx.
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Jessica Livingston, Senior Counsel
December 1, 2005
Page 3


      Should you require further clarification of any of the matters raised in this letter, please contact me at 813-227-2238, or my partner Paul Lynch at 813-227-2251.

                                        Sincerely,

                                        /s/ Gregory C. Yadley
                                        ----------------------------------------
                                        Gregory C. Yadley

GCY/jaj

cc:    Christopher Jarratt, Chairman and Chief Executive Officer of
            JB Oxford Holdings, Inc.
       Barry S. Fischer, General Counsel, JB Oxford Holdings, Inc.